SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 15)1

Xerox Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

984121 60 8

(CUSIP Number)

Darwin Deason

5956 Sherry Ln, Suite 800

Dallas, TX 75225

(214) 378-3600

ROBERT J. LECLERC

KING & SPALDING LLP

1185 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

(212) 556-2204

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED URSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,322,341*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,322,341*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,322,341*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON IN

* Includes 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock.

This amendment No. 15 to Schedule 13D relates to the Schedule 13D filed on January 17, 2018 (the “Original Schedule 13D”) by the Reporting Person (“Amendment No. 15”). Capitalized terms used but not defined in this Amendment No. 15 shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 is hereby amended to add the following:

On May 13, 2018, the Issuer announced in a press release (the “May 13, 2018 Press Release”) that the Issuer and certain other parties had entered into a Director Appointment, Nomination and Settlement Agreement with the Reporting Person and certain other parties (the “Global Settlement Agreement”). Copies of the May 13, 2018 Press Release and the Global Settlement Agreement are filed herewith as exhibits and are incorporated herein by reference.

As a result of the Global Settlement Agreement, the Reporting Person is no longer acting in concert with Mr. Icahn and his affiliates with respect to the Issuer, and as a result, as of the Effective Time, the Reporting Person and Mr. Icahn and his affiliates no longer constitute a “group” within the meaning of Section 13(d)(3) of the Act.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The Reporting Person may be deemed to beneficially own, in the aggregate, 15,322,341 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Convertible Perpetual Preferred Stock, par value $1.00 per share, representing approximately 6.0% of the Issuer's outstanding Shares (based upon the 254,679,473 Shares stated to be outstanding as of March 31, 2018 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018).

A.       Mr. Deason

(a)	Mr. Deason beneficially owns 15,322,341 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 15,322,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,322,341
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares or shares of Xerox Series B Preferred Stock since the filing of Amendment No. 14 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

Item 6.	Purpose of Transaction.

Item 6 is hereby amended to add the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

On May 15, 2018, the Reporting Person entered into a confidentiality agreement with the Issuer (the “Confidentiality Agreement”), a copy of which is filed herewith as an exhibit and incorporated herein by reference. In addition, on May 15, 2018, the Issuer informed the Reporting Person that, subject to his compliance with the Confidentiality Agreement, it would provide certain representatives of the Reporting Person with board observer rights, which such rights are terminable at any time by the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Global Settlement Agreement, dated May 13, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8−K filed by the Issuer with the Securities and Exchange Commission on May 15, 2018).

99.2	Press Release, dated May 13, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8−K filed by the Issuer with the Securities and Exchange Commission on May 15, 2018).

99.3

Confidentiality Agreement, dated May 15, 2018 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 15, 2018).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2018

By:	/s/ Darwin Deason
Darwin Deason